REXAM

03 NOV 13 AM 7:21

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA

03037336

DIRECT
TEL 020 7227 4132
FAX 020 7227 4139

04 November 2003

SUPPL

FILE NO. 82-3

Dear Sirs

Rexam PLC

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

Jennifer Smith

Jennifer Smith
Assistant Company Secretary

dlw 11/17

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR
UNITED KINGDOM
TEL +44 (0)20 7227 4100
FAX +44 (0)20 7227 4109
www.rexam.com

NOT FOR DISTRIBUTION OR TRANSMISSION, DIRECTLY OR INDIRECTLY IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA, JAPAN, THE REPUBLIC OF IRELAND OR THE REPUBLIC OF SOUTH AFRICA.

£272 million Acquisition of Brazil's No 1 beverage can maker
Rights Issue to raise £218 million

Rexam PLC ("Rexam"), the global consumer packaging company, announces the proposed acquisition of Latasa, the leading Brazilian beverage can maker, in a transaction anticipated to value Latasa at approximately US$462 million (£272 million) including debt to be assumed.

Acquisition Summary

- Latasa is the leading producer and supplier of aluminium beverage cans in Brazil, Argentina and Chile, serving the brewing and soft drinks industries. In the year ended 31 December 2002, Latasa generated sales of US$403.9 million and an operating profit, before goodwill amortisation, of US$85.3 million.
- The Acquisition will position Rexam as the No 1 beverage can maker in the Brazilian market, one of the world's largest national markets with an annual consumption of approximately 10 billion cans. It will complement Rexam's existing customer base in Brazil and extend its geographic reach, with Rexam becoming the main beverage can supplier to both the beer and carbonated soft drinks industries through its relationships with AmBev and Coca-Cola.
- It is anticipated that synergies of up to US$20 million will be generated by year 3 from economies of scale in purchasing, marketing, sales and administration and research and development, optimising production and logistics and through access to manufacturing know-how.
- Rexam believes the Acquisition will create significant value for Rexam shareholders. The Acquisition, in the first full year of ownership, is expected to be earnings enhancing (before goodwill amortisation) and produce a return on investment exceeding Rexam's weighted average cost of capital by an amount sufficient to offset the country-specific risk premium of the Acquisition.
- Following the Acquisition Rexam will become the world leader in beverage cans, with a global market share of 23 per cent, equivalent to nearly 50 billion cans.

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR
UNITED KINGDOM
TEL +44 (0)20 7227 4100
FAX +44 (0)20 7227 4109
www.rexam.com

1(14)

- Completion of the Acquisition is not subject to clearance from the Brazilian anti-trust authorities.
- The Acquisition is conditional on the completion of the Rights Issue.
- The success of Rexam's strategy and Rexam's ability to integrate and create value from its Acquisitions are evidenced by the 15.2 per cent compound annual growth rate of basic earnings per share (before goodwill amortisation, retirement benefits and exceptional items) of the Rexam Group over the three years from 31 December 1999 (as restated for the adoption of FRS17 and FRS19).

Rights Issue

- A fully underwritten Rights Issue at 255p per share to raise £218 million, after expenses, will provide funding for the Acquisition. Qualifying Shareholders (other than certain Non-UK Shareholders) will be offered new Ordinary Shares on the basis of 2 new Ordinary Shares for every 11 existing Ordinary Shares held and 1 new Ordinary Share for every 15.6749 existing Preference Shares held on the Record Date. The balance of the consideration for the Acquisition will be financed from existing facilities.
- Hoare Govett is acting as sole underwriter and broker to the Rights Issue.
- Credit Suisse First Boston has acted as exclusive financial adviser on the Acquisition and is sponsor to Rexam for the purposes of the Rights Issue.

Current trading, prospects and profit forecast

Overall, trading in each of Rexam's Sectors remains encouraging and the Directors remain confident of the financial and trading prospects of the Group for the current financial year. The Beverage Packaging businesses are performing well, excepting beverage cans in Germany, and trading in Plastic Packaging remains healthy.

At the time of its interim results, Rexam stated that it was comfortable with analyst expectations for underlying profit before tax for the year ending 31 December 2003. In light of this reported statement the Board confirms its belief that Rexam's underlying profit before tax for the year ending 31 December 2003 will be at least £260 million. No account is taken in this forecast of the Acquisition.

The net exceptional charge before tax on disposals of businesses (principally relating to the Healthcare Flexibles businesses which generated a profit on disposal offset by goodwill written back) completed since 30 June 2003 is estimated at £99m. Additional exceptional costs, principally relating to restructuring already announced or approved, are estimated at £48 million before tax and will also be charged in the second half year.

Commenting on the Acquisition, Rolf Börjesson, Rexam's Chief Executive said:

"Rexam's acquisition of Latasa is consistent with our strategy to strengthen our position in our chosen markets. On completion we will become the leading global beverage can manufacturer and the number one player in the world's third largest market, a market with good growth prospects. Rexam already has operations in Brazil and Latasa is a great fit when it comes to customers and end use. Once the businesses are fully integrated we anticipate realising substantial synergies through economies of scale as well as the optimisation of production and logistics."

31 October 2003

Please note: An analysts and investors meeting will be held today at 9.30am at ABN AMRO, 3rd Floor Conference Centre, 250 Bishopsgate, London EC2M 4AA.

NOT FOR DISTRIBUTION OR TRANSMISSION, DIRECTLY OR INDIRECTLY IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA, JAPAN, THE REPUBLIC OF IRELAND OR THE REPUBLIC OF SOUTH AFRICA.

This summary should be read in conjunction with the full text of this announcement.

Enquiries

Rexam

Rolf Börjesson, Chief Executive — +44 20 7227 4100

Graham Chipchase, Finance Director

Per Erlandsson, Director Corporate Communications

Financial Dynamics

Richard Mountain/David Yates — +44 20 7269 7291

Credit Suisse First Boston

Philip Remnant/Asim Mullick/Ashley Whittome — + 44 20 7888 8888

Hoare Govett

Corporate Broking

Nigel Mills/Will Coleman/Antonia Rowan — + 44 20 7678 8000

Syndication

Jeremy Thompson

Notes to Editors

Rexam is one of the world's top five consumer packaging groups. It is a leading global beverage can maker and the No 1 can maker in Europe. Its global operations focus on beverage packaging in metal, glass and plastic, and plastic packaging solutions for the beauty, healthcare, and food industries around the world. The Rexam Group employs some 21,000 people in around 20 countries worldwide and has an ongoing turnover of approximately £3.0 billion. Rexam is a member of the FTSE 100. Its ordinary shares are listed with the UK Listing Authority and trade on the market for listed securities on the London Stock Exchange under the symbol REX. For further information, visit Rexam's website at www.rexam.com

This announcement does not constitute, or form part of, an offer or solicitation of an offer, to purchase or subscribe for any rights, shares or other securities. These may only be made on the basis of information that will be contained in the prospectus to be published in connection with the proposed transaction.

This announcement is not an offer for sale of securities in or into the United States, Canada, Japan, Australia, the Republic of South Africa or the Republic of Ireland or in any other jurisdiction. The securities referred to herein may not be offered or sold in or into the United States as such term is defined in Regulation S under the US Securities Act of 1933, as amended (the "Securities Act") absent registration under or an exemption from such registration under the Securities Act. There will be no public offer of securities in the United States.

Credit Suisse First Boston is acting exclusively for Rexam and no one else in connection with the Acquisition and the Rights Issue and will not be responsible to anyone other than Rexam for providing the protections afforded to clients of Credit Suisse First Boston nor for providing advice in relation to the Acquisition or the Rights Issue.

Hoare Govett is acting exclusively for Rexam and no one else in connection with the Rights Issue and will not be responsible to anyone other than Rexam for providing the protections afforded to clients of Hoare Govett nor for providing advice in relation to the Rights Issue.

Certain statements in this announcement relating to the Acquisition and the Rights Issue are forward looking statements. By their nature, forward looking statements involve a number of risks, uncertainties and assumptions because they relate to events and/or depend on circumstances that may or may not occur in the future and could cause actual results to differ materially from those expressed in or implied by the forward looking statements. These include, among other factors: conditions in the markets, and market position, of Rexam and Latasa earnings, financial position, tax rates, cash flows, return on capital and operating margins; growth in the Brazilian beverage can market and in beverage can penetration; anticipated investments and capital expenditures; the success of the Acquisition as planned by Rexam, including anticipated synergies and cost savings; changing business or other market conditions; and general economic conditions. These and other factors could adversely affect the outcome and financial effects of the plans and events described herein. Forward looking statements contained in this announcement based on past trends or activities should not be taken as a representation that such trends or activities will continue in the future. Subject to any requirement under the Listing Rules, none of Rexam, Credit Suisse First Boston or Hoare Govett undertakes any obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise. You should not place undue reliance on forward looking statements, which speak only as of the date of this announcement.

NOT FOR DISTRIBUTION OR TRANSMISSION, DIRECTLY OR INDIRECTLY IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA, JAPAN, THE REPUBLIC OF IRELAND OR THE REPUBLIC OF SOUTH AFRICA.

Rexam PLC

£272m Acquisition of Brazil's No 1 beverage can maker
Rights Issue to raise £218 million

Introduction

Rexam announces the proposed acquisition of Latasa in a transaction anticipated to value Latasa at approximately US$462 million (£272 million) including debt to be assumed.

Latasa is the leading producer and supplier of aluminium beverage cans in Brazil, Argentina and Chile, serving the brewing and soft drinks industries. In the year ended 31 December 2002, Latasa generated sales of US$403.9 million and an operating profit, before goodwill amortisation, of US$85.3 million. The acquisition of Latasa will position Rexam as the No 1 beverage can maker in Brazil and the Board believes it will create significant value for Rexam Shareholders. The Acquisition will also make Rexam the world leader in the manufacture of beverage cans.

Rexam also announces that it is raising £218 million, after expenses, by way of a rights issue, to provide funding for the Acquisition. The balance of the consideration for the Acquisition will be financed from existing facilities. The Acquisition is conditional on completion of the Rights Issue, although the Rights Issue is not conditional on the Acquisition completing.

Qualifying Shareholders will be offered new Ordinary Shares under the Rights Issue at a price of 255 pence per new Ordinary Share on the basis of 2 new Ordinary Shares for every 11 existing Ordinary Shares held and 1 new Ordinary Share for every existing 15.6749 Preference Shares held on the Record Date. The Issue Price represents a discount of 35.8 per cent to the closing middle market price of 397 pence per Ordinary Share on 30 October 2003, the last business day prior to the announcement of the Rights Issue. The Rights Issue has been fully underwritten by Hoare Govett. Credit Suisse First Boston has provided financial advice to Rexam in respect of the Acquisition and is sponsor to the Company for the purposes of the Rights Issue.

Neither the Acquisition nor the Rights Issue (due to their respective sizes) requires the approval of Rexam Shareholders.

Rexam's strategy

Since 1996, Rexam has transformed itself through a process of acquisition, divestment and organic growth from a conglomerate into a focused global consumer packaging group. Following the Acquisition, Rexam expects to be the fourth largest consumer packaging group in the world. Rexam is a leading global beverage can maker, ranking No 1 in Europe and No 3 in the US. Its global operations focus on beverage packaging in metal, glass and plastic, as well as plastic packaging solutions for the beauty, healthcare and food industries around the world.

In 1999, the £0.6 billion acquisition of the European packaging company PLM, which manufactured beverage cans, glass containers and plastic bottles, gave Rexam critical mass in consumer packaging. Rexam continued with the active consolidation of the beverage can industry in 2000 through the £1.5 billion acquisition of American National Can (ANC), which had beverage can making plants in Europe, the United States, South America and Asia. These acquisitions were complementary to the Group's businesses and Rexam has been successful in improving margins in both businesses and delivering significant synergies post-acquisition.

Rexam has also made a number of smaller bolt-on acquisitions in line with its commitment to growth through a combination of strategic acquisitions and organic development. These include the Der Kwei Asian beauty packaging business and Crown Cork & Seal's beauty pumps business, which enhanced Rexam Beauty & Closures' global manufacturing capability; two glass container operations in Germany, Nienburger Glas and Lüner Glas, which have transformed Rexam into the market leader in the German glass industry; and, most recently, Risdon Pharma, which has built on Rexam's position in plastic pharmaceutical packaging.

The success of Rexam's strategy and Rexam's ability to integrate and create value from its acquisitions are evidenced by the 15.2 per cent compound annual growth rate of underlying earnings per share (before goodwill amortisation, retirement benefits and exceptional items) of the Rexam Group over the three years from 31 December 1999 (as restated for the adoption of FRS17 "Retirement Benefits" and FRS19 "Deferred Tax").

Brazilian beverage can market

In 2002, the Brazilian market for beer and carbonated soft drinks packaging, which consists primarily of PET bottles, beverage cans and refillable glass bottles, was 20.4 billion litres. Beverage cans accounted for approximately 18 per cent of volumes filled in this market.

In 2002 the Brazilian beverage can market was the third largest national beverage can market in the world. Approximately 70 per cent of the Brazilian beverage can market is accounted for by beer and the balance by carbonated soft drinks. Beverage can consumption in Brazil currently stands at 60 cans per capita per annum, compared with that of 76 cans in Western Europe and 360 cans in the United States.

Since 1990, when the beverage can was introduced to Brazil, the beverage can market has grown strongly with annual demand rising to approximately 10.5 billion cans in 2001. This growth has been driven by the growing consumption of beer and carbonated soft drinks, the increased use of beverage cans at the expense of glass and supermarket penetration.

Brazil's currency devaluation in 2002 led to a general economic slowdown, higher interest rates and also to an increase in the cost of beverage cans relative to competing glass and PET packaging which are less dependent on US$ denominated input prices. Accordingly, the beverage can market was flat in 2002 and in 2003 is expected to be some 10 per cent below that in 2002 and 2001.

However, given increased political stability following the Brazilian presidential elections of October 2002, the macro economic outlook in Brazil has improved, leading to expectations of stronger economic growth. This better economic outlook, the prospect of a more stable Brazilian currency, which should increase the market share of beverage cans, and the fact that beverage can price levels in Brazil have decreased to internationally comparable levels, lead the Board to conclude that volume growth in beverage cans can reasonably be expected in 2004.

Rexam's existing Brazilian beverage can plant at Extrema near São Paulo was established in 1996. This plant has grown steadily with sales reaching US$124 million in 2002 and is both highly profitable and highly cash generative. Rexam is the No 2 beverage can maker behind Latasa and its main customer is Coca-Cola.

Information on Latasa

Latasa is the No 1 beverage can maker in Brazil, as well as market leader in Argentina and Chile, and serves the brewing and soft drink industries. Latasa, whose majority shareholders own approximately 89 per cent of its issued share capital, is listed on the São Paulo stock exchange.

Beer is the largest segment of the beverage can market. Latasa's main customer, AmBev, is the largest brewer in Brazil and through its associated companies has a strong position in Argentina. In the current year, AmBev accounts for some 80 per cent of Latasa's sales and Latasa supplied approximately 70 per cent of AmBev's beverage can needs. Coca-Cola, Rexam's main customer globally, is the largest producer of carbonated soft drinks in Brazil.

Latasa operates seven modern facilities, of which five are located in Brazil, one in Argentina and one in Chile. During the course of 2002, Latasa invested approximately US$50 million opening two new beverage can plants in Brazil, improving its geographical coverage of the Brazilian market in anticipation of future volume growth. Following its recent expansion, Latasa has sufficient capacity to substantially meet its growth expectations in the medium term

and consequently future annual capital expenditure is expected to be significantly below forecast depreciation.

Latasa's functional currency is the US$. Latasa's major cash flows comprise the sale of beverage cans and the purchase of aluminium. Since both these flows are US$ linked, Latasa has the benefit of a natural hedge in respect of currency movements.

Latasa's expansion has been aided by Brazilian state governments' fiscal incentives and, accordingly, Latasa's tax rate has historically been below the standard Brazilian corporation tax rate of 34 per cent. Rexam expects Latasa's effective corporation tax rate to remain below 20 per cent in the medium term.

In the year ended 31 December 2002, Latasa sold approximately 5.6 billion beverage cans. Approximately 88.5 per cent of net sales were in Brazil, 6 per cent in Chile and 5.5 per cent in Argentina.

The table below presents Latasa's net sales, EBITDA[1] and EBITA[2] figures for the three years ended 2002 and the six months ended 30 June 2002 and 2003 restated in accordance with UK GAAP.

	Year ended 31 December			**Six months ended 30 June**	
	2002	**2001**	**2000**	**2003**	**2002**
	US$m	**US$m**	**US$m**	**US$m**	**US$m**
Net Sales	403.9	439.6	402.0	158.4	179.4
EBITDA	108.2	117.7	107.2	38.8	45.3
EBITA	85.3	95.7	84.2	24.9	34.4

As at 30 June 2003, under UK GAAP, Latasa had net assets of US$300.4 million and net debt of US$106.7 million.

Having grown rapidly in the late 1990s Latasa's sales and operating profit since 2001 have been impacted by the combination of the weak beverage can market as described above and capacity utilisation issues. Despite this, Latasa has continued to generate strong operating cash flows.

Given the better economic outlook in Brazil and the expected increase in beverage can penetration, trading conditions are expected to improve in 2004. This, combined with further operating efficiencies, is anticipated to lead to an improved trading performance.

---

[1] Operating profit before depreciation and goodwill amortisation

[2] Operating profit before goodwill amortisation

Benefits of the Acquisition

Rexam believes the Acquisition is consistent with its stated strategy of pursuing value enhancing opportunities to strengthen its position across its chosen markets. The Board considers that the Acquisition will:

- create significant value for Rexam Shareholders, with the Acquisition, in the first full year of ownership, expected to be earnings enhancing (before goodwill amortisation) and produce a return on investment exceeding Rexam's weighted average cost of capital by an amount sufficient to offset the country-specific risk premium of the Acquisition;
- establish Rexam as the leading beverage can maker in the Brazilian market, one of the world's largest national markets, with an annual consumption of approximately 10 billion cans and good growth prospects;
- complement Rexam's existing customer base in Brazil and extend its geographic reach, with Rexam becoming the main beverage can supplier to both the beer and carbonated soft drinks industries through its relationships with AmBev and Coca-Cola;
- provide opportunities to improve Rexam's operating margins;
- generate synergies of up to US$20 million by year three from economies of scale in purchasing, marketing, sales and administration and research and development, optimising production and logistics and through access to manufacturing know-how; and
- position Rexam as the world leader in beverage cans, with a global market share of approximately 23 per cent, equivalent to nearly 50 billion cans.

None of the statements above should be interpreted to mean that Rexam's earnings per share after the Acquisition will necessarily match, or be greater than, its historical published earnings per share.

Details of the Acquisition

Pursuant to the terms of the Acquisition Agreement, Rexam has agreed to acquire shares in Latasa representing approximately 89 per cent of Latasa's issued share capital for approximately US$315 million (£185 million) from the Latasa Vendors which values the equity of Latasa at up to US$355 million (£209 million).

Rexam is required to launch a mandatory offer to acquire the remaining 11 per cent of Latasa's share capital at a price per Latasa share of at least 80 per cent of the price paid to the Latasa Vendors under the Acquisition Agreement. It is expected that the mandatory offer will be completed in the first quarter of 2004.

Although the Acquisition is not conditional on the approval of the Brazilian anti-trust authorities, Rexam will be required to make a formal filing with those authorities, seeking clearance following signing of the Acquisition Agreement. Based on practice to date it may take a year or longer to receive such clearance and the anti-trust authorities, whilst considering the filing, may impose restrictions which could delay integration of the Rexam and Latasa businesses in Brazil. The Board of Rexam believes and has been advised that such clearance will probably be granted. However, because of the combined beverage can market share of Rexam and Latasa, it is possible that Rexam may be required to agree to certain behavioural or structural undertakings. The Board believes that, although such undertakings would mean that certain synergies cannot be achieved, the Acquisition would remain strategically and financially attractive for Rexam and Rexam Shareholders.

Financing the Acquisition

Rexam will use the net funds raised by the Rights Issue, expected to be some £218 million, after expenses, towards payment for the Acquisition. The Acquisition is conditional on completion of the Rights Issue. The balance of the consideration for the Acquisition will be financed from existing facilities.

Rexam has issued equity in connection with acquisitions in the recent past. Following receipt of the proceeds of the Rights Issue and given the cash generative nature of Rexam's business, the Directors believe Rexam can finance growth including bolt-on acquisitions from internal resources and do not expect to issue further equity in the foreseeable future.

Principal terms of the Rights Issue

Rexam is proposing to raise approximately £218 million, after expenses, by the issue of 87,760,391 new Ordinary Shares at a price of 255 pence per new Ordinary Share. The Issue Price reflects a discount of 35.8 per cent to the closing middle market price of 397 pence per Ordinary Share on 30 October 2003, the last business day prior to the date of announcement of the Rights Issue. The issue is being made by way of a Rights Issue to Qualifying Shareholders (other than certain Non-UK Shareholders) on the basis of:

2 new Ordinary Shares for every 11 existing Ordinary Shares

1 new Ordinary Share for every 15.6749 existing Preference Shares

held on the Record Date.

The new Ordinary Shares will, when issued and fully paid, rank equally in all respects with the existing issued Ordinary Shares, including the right to receive all dividends or distributions made, paid or declared after the date of this document. The new Ordinary Shares will not

rank for the interim dividend of 7.3 pence per Ordinary Share in respect of the year ending 31 December 2003 announced on 28 August 2003 and payable on 4 November 2003.

Holdings of Rexam Shares in certificated and uncertificated form will be treated as separate holdings for the purpose of calculating entitlements under the Rights Issue. Entitlements to new Ordinary Shares will be rounded down and the aggregated fractions will not be allotted to Rexam Shareholders but will be sold in the market for the benefit of the Company. Qualifying Shareholders who hold both Ordinary Shares and Preference Shares will have their entitlements to new Ordinary Shares added together and, if the result is not a whole number, rounded down and the aggregated fractions will not be allotted to Rexam Shareholders but will be sold in the market for the benefit of the Company.

The Rights Issue is conditional upon:

(i) admission of the New Ordinary Shares, nil paid, to the Official List of the London Stock Exchange and to trading on the London Stock Exchange's market for listed securities becoming effective by not later than 8.00 am on 3 November 2003 (or such later time and date as Hoare Govett and Rexam may agree being not later than 8.00 am on 14 November 2003); and

(ii) the Underwriting Agreement otherwise having become unconditional in all respects and not having been terminated in accordance with its terms prior to Admission.

The Rights Issue is not conditional on the Acquisition being completed. In the unlikely event that the Acquisition does not complete, the Directors' current intention is that the net proceeds of the Rights Issue will be invested in short term securities and the Directors will consider returning surplus cash to Rexam Shareholders.

The Rights Issue has been fully underwritten by Hoare Govett.

Application has been made to the UK Listing Authority and to the London Stock Exchange for the new Ordinary Shares to be admitted to the Official List and to be admitted to trading on the London Stock Exchange's market for listed securities.

A detailed timetable for the Rights Issue is set out in the Appendix to this announcement.

Directors' intentions in relation to the Rights Issue

The Directors, who hold in aggregate 292,696 Ordinary Shares, representing 0.06 per cent of Rexam's current issued ordinary share capital, intend to take up their rights in full.

Board Changes

At the time of the interim results on 28 August 2003 it was announced that the Board had invited Rolf Börjesson to succeed Jeremy Lancaster as non executive chairman and that the

search for a new chief executive had commenced. The recruitment process is progressing and Rexam is hoping to be in a position to announce the appointment of a new chief executive before the year-end.

On 29 October 2003 Rexam announced that the Board had accepted the resignation of Francis Labbé as a Director of the Company with immediate effect.

Dividends

Rexam intends to adjust ordinary dividend payments pro-rata to take account of the bonus element of the Rights Issue.

Current trading, prospects and profit forecast

Overall, trading in each of Rexam's sectors remains encouraging and the Directors remain confident of the financial and trading prospects of the Group for the current financial year. The Beverage Packaging businesses are performing well, excepting beverage cans in Germany, and trading in Plastic Packaging remains healthy.

As anticipated at the time of the interim results, the deposit on one-way beverage packaging in Germany continues to affect sales of beverage cans. The European Commission has formally filed against Germany, stating that it may seek a suspension of the current practice until a system for the collection of one-way packaging and the clearing of deposits for all wholesale and retail distribution channels has been put in place. The EC stated that it is concerned at the way in which the deposit system may act as a barrier to the free movement of packaged beverages from other member states. Rexam has acted to redress its own situation in Germany by recently mothballing one of its can making plants to ensure better capacity utilisation at its other German plants.

At the time of its interim results Rexam stated that it was comfortable with analyst expectations for underlying profit before tax for the year ending 31 December 2003. Underlying profit before tax is defined by Rexam as profit on ordinary activities before retirement benefits net finance cost, goodwill amortisation, exceptional items and tax. In light of this reported statement the Board confirms its belief that Rexam's underlying profit before tax for the year ending 31 December 2003 will be at least £260 million. No account is taken in this forecast of the Acquisition.

Exceptional items reported in the six months ended 30 June 2003 amounted to a net charge before tax of £7 million relating to the profit on disposal of TBS Engineering, offset by goodwill previously eliminated against reserves and required to be charged back through the profit and loss account. The net exceptional charge before tax on disposals of businesses (principally relating to the Healthcare Flexibles businesses which generated a profit on disposal offset by goodwill written back) completed since 30 June 2003 is estimated at £99 million. Additional exceptional costs, principally relating to restructuring already announced

or approved, are estimated at £48 million before tax and will also be charged in the second half year. The cash impact of these exceptional costs will be minimal.

Other

The full terms and conditions of the Rights Issue will be detailed in a Prospectus, which is expected to be posted to Qualifying Shareholders (other than certain Non-UK Shareholders) today. Words and expressions defined in the Prospectus have the same meaning in this announcement.

Copies of the Prospectus can be obtained from or inspected at the registered office of Rexam, 4 Millbank, London SW1P 3XR and can be inspected at the offices of Allen & Overy, One New Change, London EC4M 9QQ.

An analysts and investors meeting will be held today at 9.30am at ABN AMRO, 3rd Floor Conference Centre, 250 Bishopsgate, London EC2M 4AA.

This announcement does not constitute, or form part of, an offer or solicitation of an offer, to purchase or subscribe for any rights, shares or other securities. These may only be made on the basis of information that will be contained in the prospectus to be published in connection with the proposed transaction.

This announcement is not an offer for sale of securities in or into the United States, Canada, Japan, Australia, the Republic of South Africa or the Republic of Ireland or in any other jurisdiction. The securities referred to herein may not be offered or sold in or into the United States as such term is defined in Regulation S under the US Securities Act of 1933, as amended (the "Securities Act") absent registration under or an exemption from such registration under the Securities Act. There will be no public offer of securities in the United States.

Credit Suisse First Boston is acting exclusively for Rexam and no one else in connection with the Acquisition and the Rights Issue and will not be responsible to anyone other than Rexam for providing the protections afforded to clients of Credit Suisse First Boston nor for providing advice in relation to the Acquisition or the Rights Issue.

Hoare Govett is acting exclusively for Rexam and no one else in connection with the Rights Issue and will not be responsible to anyone other than Rexam for providing the protections afforded to clients of Hoare Govett nor for providing advice in relation to the Rights Issue.

Certain statements in this announcement relating to the Acquisition and the Rights Issue are forward looking statements. By their nature, forward looking statements involve a number of risks, uncertainties and assumptions because they relate to events and/or depend on circumstances that may or may not occur in the future and could cause actual results to differ materially from those expressed in or implied by the forward looking statements. These include, among other factors: conditions in the markets, and market position, of Rexam and Latasa earnings, financial position, tax rates, cash flows, return on capital and operating margins; growth in the Brazilian beverage can market and in beverage can penetration; anticipated investments and capital expenditures; the success of the Acquisition as planned by Rexam, including anticipated synergies and cost savings; changing business or other market conditions; and general economic conditions. These and other factors could adversely affect the outcome and financial effects of the plans and events described herein. Forward looking statements contained in this announcement based on past trends or activities should not be taken as a representation that such trends or activities will continue in the future. Subject to any requirement under the Listing Rules, none of Rexam, Credit Suisse First Boston or Hoare Govett undertakes any obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise. You should not place undue reliance on forward looking statements, which speak only as of the date of this announcement.

NOT FOR DISTRIBUTION OR TRANSMISSION, DIRECTLY OR INDIRECTLY IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA, JAPAN, THE REPUBLIC OF IRELAND OR THE REPUBLIC OF SOUTH AFRICA.

Appendix

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Record Date for the Rights Issue	4.30pm on 30 October 2003
Dispatch of Provisional Allotment Letters (Qualifying non-CREST Shareholders only)	31 October 2003
Nil Paid Rights credited to stock accounts in CREST (Qualifying CREST Shareholders only)	3 November 2003
Dealings in new Ordinary Shares, nil paid, commence on the London Stock Exchange	8.00 am on 3 November 2003
Rexam Shares trade ex-rights (ex-rights date)	3 November 2003
Recommended latest time and date for requesting withdrawal of Nil Paid Rights or Fully Paid Rights from CREST	4.30 pm on 17 November 2003
Latest time and date for depositing renounced Provisional Allotment Letters, nil or fully paid, into CREST or for dematerialising Nil Paid Rights or Fully Paid Rights into a CREST stock account	3.00 pm on 18 November 2003
Latest time and date for splitting Provisional Allotment Letters, nil or fully paid	3.00 pm on 20 November 2003
Latest time and date for acceptance and payment in full and registration of renunciation	10.30 am on 24 November 2003
New Ordinary Shares credited to CREST stock accounts (Qualifying CREST Shareholders only)	25 November 2003
Despatch of share certificates for new Ordinary Shares in certificated form (Qualifying non-CREST Shareholders only)	1 December 2003

Notes:

(i) The dates set out in the expected timetable of principal events above may be adjusted by Rexam, in which event details of the new dates will be notified to the UK Listing Authority, the London Stock Exchange and, where appropriate, to Rexam Shareholders.

(ii) References to times in this document are to London time unless otherwise stated.